UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

c/o Alan Nan Wu

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Directors and Officers

On January 9, 2025, the Board of Directors (the “Board”) of NWTN Inc., a Cayman Islands exempted company (the “Company”), appointed (i) Elizabeth Ching Yee Chung as a member of the Board, as chairperson of the audit committee and as a member of the compensation committee; (ii) Benjamin Bin Zhai as a member of the Board and as chairperson of the compensation committee; (iii) Jin He as a member of the Board, as a member of the audit committee and as a member of the compensation committee; (iv) Joseph Levinson as a member of the Board and as a member of the audit committee; and (v) Jinming Dong as Chief Financial Officer of the Company. The aforementioned appointments became effective as of January 9, 2025. Each of Ms. Chung, Messrs. Zhai, He and Levinson qualifies as an independent director. Ms. Chung qualifies as an “audit committee financial expert” as defined in applicable Securities and Exchange Commission (the “SEC”) rules.

Biographies for each of Ms. Chung, Messrs. Zhai, He, Levinson and Dong are set forth below.

Elizabeth Ching Yee Chung, aged 54, has been the Chief Executive Officer and a director of Brillink Bank Corporation Limited, a digital bank specializing in supply chain finance, since March 2021. From July 2018 to July 2023, she was the Chief Executive Officer and a director of China Brilliant Global Ltd. (8026.HK). Ms. Chung has served an independent director of Star Plus Legend Holdings Ltd. (6683.HK) since April 2023. From January 2023 to May 2024, she was an independent director of InvesTech Holdings Ltd. (1087.HK). Ms. Chung was the Chief Executive Officer and a director of Paganini Milano (SG) PTE Ltd from January 2017 to July 2019. Prior to that, she was a director of Bank of China International from 2009 to 2017 and the Assistant Vice President of HSBC Broking Securities (Asia) Ltd from 2000 to 2009. Ms. Chung obtained a bachelor of science degree from Rutgers, The State University of New Jersey in October 1994. Ms. Chung is qualified to serve as a director of the Company due to her accounting and finance expertise and public company experience.

Benjamin Bin Zhai, aged 56, is the founder and Chairman of Hiland International Talent Group. Prior to founding Hiland in September 2024, Mr. Zhai has worked in various global and executive roles, including as Chief Executive Officer of Shenzhen Talent Group, Chief Executive Officer (China) of Canoo (GoEV), Global Managing Director of Russell Reynolds Associates, Global Partner of Egon Zehnder, and Principal of A. T. Kearney Management Consultants. He has been serving on the board of DCITS, a fin-tech company listed in Shenzhen Stock Exchange (SZSE: 00555) as an independent director, since 2019. He has also served as a director of Geto New Material Group (SZSE: 300986) since November 2024. Mr. Zhai graduated from Wuhan University of Science and Technology, Australian National University and Harvard Business School. He is currently pursuing a Doctorate of Business Administration at Hong Kong University and Peking University. Mr. Zhai is qualified to serve as a director of the Company due to his management and operational expertise and public company experience.

Jin He, aged 40, has been the general manager of Foresight Capital, a venture capital and financial advisory firm, since January 2020. Prior to that, Mr. He was the Executive Director of Infinity Equity, an equity investment firm, from June 2013 to December 2019. From August 2006 to March 2008, Mr. He was an electrical engineer at Commercial Aircraft Corporation of China, Ltd., an aerospace manufacturer. Mr. He obtained a bachelor’s degree in electrical engineering from Nanchang Institute of Aviation Technology and an MBA degree from Fudan University. Mr. He is qualified to serve as a director of the Company due to his finance and engineering expertise.

Joseph Levinson, aged 48, has over 25 years of experience in managing cross-border issues pertaining to U.S.-listed foreign companies, as well as experience in accounting and banking management. From May 2020 to September 2021, Mr. Levinson was a director and a member of the audit committee, compensation committee and nominating and corporate governance committee of China Liberal Education Holdings Ltd. (Nasdaq: CLEU), an educational service provider. From December 2015 to June 2019, Mr. Levinson served as a director, audit committee chair, and a member of the compensation committee and governance and nominating committee of Takung Art Co., Ltd (NYSE American: TKAT), an online art trading platform group. From January 2012 to June 2015, he was a director, audit committee chair and a member of the compensation committee of China Xingbang Industry Group Inc. (OTCOB: CXGP), a company providing e-commerce related services and marketing consultancy services. He has also worked for firms such as KPMG and Deloitte & Touche early in his career. Mr. Levinson holds a bachelor’s degree from the University at Buffalo with a double major in finance and accounting, graduating summa cum laude. He has held a United States Certified Public Accountant license for more than 20 years. Mr. Levinson is qualified to serve as a director of the Company due to his accounting and banking management expertise and public company experience.

Jinming Dong, aged 46, has served as Chief Accounting Officer of the Company since October 2022. Prior to that, he was the finance controller of the Company from March 2021 to October 2022. He served as the group financial director of Elion Group, a Chinese public company in afforestation and reclaiming desert and drylands, from January 2016 to March 2021. Mr. Dong served as a financial director of Vimicro Group (Nasdaq: VIMC) from April 2013 to January 2016. Prior to that, he was served as a financial director of CIFI Group, a Hong Kong public company, from January 2009 to March 2013. Mr. Dong was a senior auditor in Deloitte from April 2007 to December 2008. Prior to that, he was a senior auditor in Ernst & Young. Mr. Dong obtained his bachelor’s degree in financial management from the Capital University of Economics and Business in China and an MBA degree from Peking University.

There are no family relationships between each of Ms. Chung, Messrs. Zhai, He, Levinson and Dong and any director, executive officer, or person nominated or chosen by the Company to become an executive officer of the Company. There are no transactions between the Company and each of Ms. Chung, Messrs. Zhai, He, Levinson and Dong that are subject to disclosure under Item 404(a) of Regulation S-K.

Nasdaq Deficiencies

On January 6, 2025, the Company received notice (the “January 6, 2025 Notice”) from The Nasdaq Stock Market (“Nasdaq”) informing the Company that due to the resignation of Messrs. Xiaoma (Sherman) Lu and Changqing (Benjamin) Ye on December 6, 2024 and Ms. Xinyue (Jasmine) Geffner on December 7, 2024, the Company no longer meets the audit committee requirements for continued listing on Nasdaq set forth in Nasdaq Listing Rule 5605. Additionally, since Company has not yet filed its Form 6-K containing an interim balance sheet and income statement as of the end of its second quarter ended June 30, 2024, it no longer complies with Nasdaq Listing Rule 5250(c)(2) for continued listing.

As previously disclosed, on November 12, 2024, the Company received a delisting determination notice from Nasdaq, informing the Company that as a result of the Company’s failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) with the SEC and regain compliance with Nasdaq Listing Rule 5250(c)(1) by November 11, 2024, the Staff has determined that, unless the Company requests an appeal by November 19, 2024, Nasdaq will suspend trading of the Company’s ordinary shares and warrants at the opening of business on November 21, 2024 and will file a Form 25-NSE with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq (the “Determination”). The Determination did not result in the immediate suspension of trading or delisting of the Company’s securities. On November 19, 2024, the Company submitted a request (the “Request”) for (i) a hearing to appeal the Determination, and (ii) for an extended stay of the trading suspension until a Hearings Panel has rendered a decision on the appeal. The Request has been granted and a hearing is scheduled for January 16, 2025

The matters in the January 6, 2025 Notice serve as an additional basis for delisting the Company’s securities from Nasdaq.

With the aforementioned appointments of Ms. Chung and Messrs. He and Levinson to the Board’s audit committee on January 9, 2025, the Company believes that it has regained compliance with the audit committee requirements in Nasdaq Listing Rule 5605.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2025	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman

3